Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter
	Ended
	March 31,		Years Ended December 31,
	2011		2010		2009		2008		2007		2006

(In thousands)
Earnings from continuing operations before income taxes	$50,752		$185,340		$140,390		$418,199		$249,997		$222,063
Add:
Interest on indebtedness	8,205		36,545		35,347		47,011		33,311		29,227
Amortization of debt expense	256		1,037		973		1,070		796		704
Portion of rents representative of the interest factor	2,406		9,472		10,109		10,636		8,383		7,547
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(23)		(352)		(132)		(66)		427		(61)

Earnings (as defined)	$61,596		$232,042		$186,687		$476,850		$292,914		$259,480

Fixed charges:
Interest on indebtedness	$8,205		$36,545		$35,347		$47,011		$33,311		$29,227
Amortization of debt expense	256		1,037		973		1,070		796		704
Portion of rents representative of the interest factor	2,406		9,472		10,109		10,636		8,383		7,547

Total fixed charges	$10,867		$47,054		$46,429		$58,717		$42,490		$37,478

Ratio of earnings to fixed charges	5.7	x	4.9	x	4.0	x	8.1	x	6.9	x	6.9	x